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                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                                 SCHEDULE 13D
                                 ============
                              (Amendment No. 3)
                  Under the Securities Exchange Act of 1934*

                                  MESA INC.
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                              (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                 590911 10 3
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                                (CUSIP Number)

                                Boone Pickens
                        2001 Ross Avenue, Suite 2600
                             Dallas, Texas  75201
                                (214) 969-2200
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 5, 1994
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 590911 10 3

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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          above Persons

          BOONE PICKENS
          ###-##-####
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     (2)  Check the Appropriate Box if a Member of a Group

          (a).................................................  _____
          (b).................................................  _____
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     (3)  SEC Use Only


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     (4)  Source of Funds

               PF, 00
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)
                                                                    X
                                                                  -----
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     (6)  Citizenship or Place of Organization

          United States Citizen
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 Number of    (7)  Sole Voting Power            3,040,126 Shares
Shares Bene-  --------------------------------------------------------------
 ficially     (8)  Shared Voting Power              -0-
 Owned by     --------------------------------------------------------------
Each Report-  (9)  Sole Dispositive Power       3,040,126 Shares
ing Person    --------------------------------------------------------------
   With      (10)  Shares Dispositive Power         -0-
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    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person

               3,040,126 Shares
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    (12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                    X
                                                                  -----
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    (13)  Percent of Class Represented by Amount in Row (11)

               6.34%
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    (14)  Type of Reporting Person (See Instructions)  IN

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
     Boone Pickens, an individual residing in Dallas County, Texas, hereby amends and supplements his Statement on Schedule 13D as originally filed on November 11, 1992 and as amended through Amendment No. 2 thereto filed September 21, 1993 (as amended, the "Original Statement"), with respect to the common stock, par value $.01 per share (the "Common Stock"), of MESA Inc., a Texas corporation ("Mesa").

Item 3.  Source and Amount of Funds or Other Consideration.
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     Item 3 of the Original Statement is hereby amended and supplemented as follows:

     In connection with the conversion of MLP into corporate form on December 31, 1991, the common units of MLP owned by Mr. Pickens, as well as his general partner interests in MLP and its direct subsidiary partnerships, were converted into general partner interests in each of such direct subsidiary partnerships. Such general partner interests were convertible into an aggregate of 1,667,560 shares of Common Stock pursuant to a Conversion Agreement dated December 31, 1991 between Mesa, Mr. Pickens and Pickens Operating Co., a Texas corporation wholly owned by Mr. Pickens that served as the corporate general partner of Mesa's direct subsidiary partnerships ("POC"). The Conversion Agreement was filed as Exhibit 1 to the Original Statement and the information contained therein is incorporated by reference herein in its entirety.

     Pursuant to the terms of the Conversion Agreement, effective December 31, 1993, Mr. Pickens converted 25% of his general partner interests in Mesa's direct subsidiary partnerships into an aggregate of 416,890 shares of Common Stock.

     On January 5, 1994, Mesa effected the mergers of four of its subsidiary partnerships into new corporations wholly owned by the Company. Pursuant to such mergers, Mr. Pickens' remaining general partner interests in Mesa's subsidiary partnerships were converted into shares of Common Stock. An aggregate of 1,250,670 shares of Common Stock were issued to Mr. Pickens pursuant to such mergers, the same number of shares of Common Stock Mr. Pickens would have received upon conversion of his remaining general partnership interests pursuant to the Conversion Agreement. Accordingly, Mr. Pickens no longer owns any general partnership interests in Mesa's subsidiary partnerships. The aggregate of 1,667,560 shares of Common Stock issued to Mr. Pickens pursuant to (i) his conversion of a portion of his general partner interests in the subsidiary partnerships and (ii) the mergers described above, are owned by him either directly, or indirectly through POC.

     The mergers were effected pursuant to an Agreement of Merger, which is attached as Exhibit 4 hereto and the information contained therein is incorporated by reference herein in its entirety.

     Pursuant to Rule 13d-3(d), Mr. Pickens is deemed to beneficially own 640,000 shares of Common Stock subject to options which are currently exercisable by him. All such options were granted pursuant to Mesa's 1991 Common Stock Option Plan (the "Option Plan") and the terms of such options are set forth in a related agreement between Mesa and Mr. Pickens (the "Option Agreement"). All such options have an exercise price of $6.8125 per share. The Option Plan and the Option Agreement were attached as Exhibits 2 and 3 to the Original Statement and the information contained therein is incorporated by reference herein in its entirety.

     Mr. Pickens used $316,875 of personal funds (exclusive of commissions) to acquire the 50,000 shares of Common Stock referred to in the table set forth in Item 5 below.

Item 5.  Interest in Securities of the Issuer.
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     Item 5 of the Original Statement is hereby amended and supplemented as follows:

     As of January 10, 1994, Mr. Pickens beneficially owns an aggregate of 3,040,126 shares of Common Stock (approximately 6.34% of the 47,762,038 shares of Common Stock deemed to be outstanding, including those Mr. Pickens has the right to acquire within sixty days pursuant to his employee stock options). Except as set forth on the table below, Mr. Pickens has not engaged in any transactions in Common Stock during the past sixty days. The following table sets forth certain information regarding shares of Common Stock purchased by Mr. Pickens since the date of Amendment No. 2 to the Original Statement.

                                              Number of
           Date                           Shares Purchased   Price Per Share
     -----------------                    ----------------   ---------------

     November 29, 1993....................     35,000             $6.375
     November 29, 1993....................     15,000              6.50

     The foregoing purchases were effected in open market transactions on the New York Stock Exchange. The price paid as referred to above excludes commissions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
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     Item 6 of the Original Statement is hereby amended and supplemented as follows:

     The information set forth with respect to the Agreement of Merger referred to in Item 3 is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.
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     Item 7 of the Original Statement is hereby amended and supplemented as follows:

          4. Agreement of Merger dated January 5, 1994 among MESA Inc., Boone Pickens, Pickens Operating Co. and certain other parties.

                                  SIGNATURE
                                  =========

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 10, 1994
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                                          /s/ Boone Pickens
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                                          Boone Pickens